Lightspeed Announces Fourth Quarter and Full Year 2023 Financial Results and Provides Outlook for Fiscal 2024
For Fiscal 2023, total revenue grew to $730.5 million or 33% (36% in constant currency2), with annual Net Retention Rate4 of ~110%1,2,3,4
Total revenue for the quarter grew 26% YoY to $184.2 million (27% growth in constant currency2)
Adjusted EBITDA loss significantly better than previously-established outlook and on track for break even for Fiscal 20241
Lightspeed launches unified POS and payments initiative
Gross Payments Volume for the quarter grew 70% YoY to $3.8 billion
Customer Locations processing more than $500,000/year in GTV grew by 13% YoY3 in the quarter
Lightspeed reports in US dollars and in accordance with IFRS.
MONTREAL, May 18, 2023, /CNW Telbec/ - Lightspeed Commerce Inc. ("Lightspeed" or the "Company") (TSX: LSPD) (NYSE: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced financial results for the three months and fiscal year ended March 31, 2023 ("Fiscal 2023").
"I'm incredibly proud of the milestones we have accomplished this year. To go from nine distinct products to two powerful flagship platforms - Lightspeed Retail and Lightspeed Restaurant - has allowed us to simplify our organization, increase our focus on our target customers and accelerate our innovation engine." said JP Chauvet, CEO of Lightspeed. "We have welcomed an incredible group of sophisticated, high GTV merchants and restaurants this quarter that see the true value of Lightspeed. Our strong annual net retention rate shows that these types of businesses continue to expand their technology suite with us as they grow and thrive thanks to the power of our platform."
For the fiscal year ended March 31, 2024 ("Fiscal 2024"), Lightspeed is focused on accelerating adoption of its financial services and reaping the benefits of its simplified product portfolio. By focusing on its two flagship products, Lightspeed expects to increase adoption of its solutions amongst more complex merchants, improve sales productivity and increase the pace at which it can create new products and features that drive value for customers.
"Our Adjusted EBITDA loss this quarter came in significantly better than our previously established outlook and shows ongoing progress towards our goal of Adjusted EBITDA break even or better for Fiscal 20241." said Asha Bakshani, CFO of Lightspeed. "Our laser focus on continued improvement of unit economics has allowed us to deliver meaningful growth while also positioning us to reach our goal of profitability."
Fourth Quarter Financial Highlights
(All comparisons are relative to the three-month period ended March 31, 2022 unless otherwise stated):
•Total revenue of $184.2 million, an increase of 26% or 27% in constant currency2
•Subscription revenue of $76.2 million, an increase of 8% or 11% in constant currency2
•Transaction-based revenue of $99.6 million, an increase of 49% or 50% in constant currency2
•Net loss of ($74.5) million, representing (40.4)% of revenue or ($0.49) per share, as compared to a net loss of ($114.5) million, (78.1)% or ($0.77) per share. After adjusting the net loss by $74.1 million for certain items including share-based compensation, amortization of intangible assets, acquisition-related compensation and the recently-announced reorganization, the Company delivered an Adjusted Loss2 of ($0.4) million, or ($0.00) per share2
1 Financial outlook, please see the section entitled "Financial Outlook Assumptions" in this press release for the assumptions, risks and uncertainties related to Lightspeed's outlook, and the section entitled "Forward Looking Statements".
2 Non-IFRS measure or ratio. See "Non-IFRS Measures and Ratios" and the reconciliation to the most directly comparable IFRS measure or ratio included in this press release.
3 Excluding Customer Locations and GTV attributable to the Ecwid eCommerce standalone product, Lightspeed Golf and NuORDER by Lightspeed product. A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location is actively processing in the last twelve months.
4 Key Performance Indicator. See "Key Performance Indicators".

•Adjusted EBITDA2 loss of ($4.3) million, representing (2.4)% of revenue2 versus ($19.7) million2 or (13.5)%2 in 2022
•As at March 31, 2023, Lightspeed had $800.2 million in cash and cash equivalents

Full Fiscal Year Financial Highlights
(All comparisons are relative to the full fiscal year ended March 31, 2022 unless otherwise stated):
•Total revenue of $730.5 million, an increase of 33% or 36% in constant currency2
•Subscription revenue of $298.8 million, an increase of 20%, or 24% in constant currency2
•Transaction-based revenue of $399.6 million, an increase of 51%, or 52% in constant currency2
•Net Loss of ($1,070.0) million, representing (146.5)% of revenue or ($7.11) per share, as compared to a net loss of ($288.4) million, (52.6)% or ($2.04) per share. After adjusting the net loss by $1,045.0 million for certain items including the goodwill impairment recorded in the quarter ended December 31, 2022, share-based compensation, amortization of intangible assets, acquisition-related compensation, and the recently-announced reorganization, Adjusted Loss2 was ($25.1) million, or ($0.17) per share2
•Adjusted EBITDA loss2 of ($33.9) million, representing (4.6)%2 of revenue versus ($41.5) million2 or (7.6)%2 in 2022
Fluctuations in foreign exchange rates acted as a headwind in the quarter. The table below highlights the impact of foreign exchange on revenue and GTV for the three months and fiscal year ended March 31, 2023.

Constant Currency (Expressed in millions of US dollars for revenue and billions of US dollars for GTV)	Three months ended March 31, 2023		Fiscal year ended March 31, 2023
	Revenue	GTV	Revenue	GTV

Total revenue as reported and total GTV[4] as reported	$184.2	$20.2	$730.5	$87.1
Foreign currency exchange impact on revenue and GTV	$2.6	$0.7	$12.9	$4.8
Revenue at constant currency[2] and GTV at constant currency[4]	$186.8	$20.9	$743.4	$91.9

Revenue growth rate and GTV growth rate	26%	10%	33%	18%
Revenue growth rate at constant currency[2] and GTV growth rate at constant currency	27%	13%	36%	24%

Prior Year Comparables =	Three months ended March 31, 2022		Fiscal year ended March 31, 2022
Total revenue as reported and total GTV as reported	$146.6	$18.4	$548.4	$74.0
Fourth Quarter Operational Highlights
•Lightspeed delivered several new product features in the quarter. Self-serve Lightspeed Capital Advances was embedded in the flagship products. Lightspeed Capital will have expanded availability in Fiscal 2024 with over 80% of Customer Locations having access to the offering5. Within B2B, Catalog search was launched for the bike vertical enabling merchants to search for products across brands. Tap to Pay on iPhone was enabled for Lightspeed Restaurant eliminating the need for expensive payment terminals and bringing the power of a full point-of-sale ("POS") right to customers' smartphones. Lightspeed also launched Service Module which allows retailers to create, schedule, track and sell service offerings from within Lightspeed Retail.
•Subscription and transaction-based revenue grew 28% year-over-year to $175.8 million, all of which was organic growth. On a constant currency basis, subscription and transaction-based revenue2 grew 30%.
5 Excluding Customer Locations attributable to the Ecwid eCommerce standalone product and NuORDER by Lightspeed product.

•Monthly ARPU4,6 grew by 24% to approximately $335 compared to approximately $270 in the same quarter last year. Subscription ARPU6 increased to approximately $138 from approximately $132 a year earlier. Total Customer Locations4,6 grew to approximately 168,000.
•Lightspeed's customer base continued to shift towards higher GTV Customer Locations. This resulted in the number of Customer Locations with GTV of over $500,000/year3 increasing by 13% year-over-year, and Customer Locations with over $1 million/year3 in GTV increasing by 16% year-over-year. Conversely, the number of Customer Locations processing under $200,000/year3 in GTV shrank on a year-over-year basis. Customer Locations with GTV of over $500,000/year3 have substantially lower risk of churn and higher lifetime value for Lightspeed compared to lower GTV/year customers.
•An increasing portion of GTV is being processed through the Company's payments solutions. GPV4 increased 70% to $3.8 billion from $2.2 billion in the same period last year.
•For the quarter, Lightspeed's customers processed GTV of $20.2 billion, up 10% year-over-year. On a constant currency basis, GTV grew by 13% year-over-year. Omni-channel retail GTV grew by 3% whereas hospitality GTV grew by 20%. Weaker consumer spending conditions impacted the Company's customers, with several retail verticals experiencing lower average GTV year-over-year. Conversely, hospitality GTV was stronger year-over-year, as consumers continue to dine out and travel.
•Net loss in the quarter was ($74.5) million versus ($114.5) million in the same quarter last year. As a percentage of revenue, net loss was (40.4)% versus (78.1)% for the same quarter last year. After adjusting the net loss for certain items including share-based compensation, amortization of intangible assets, acquisition-related compensation and the recently-announced reorganization, by $74.1 million, the Company delivered an Adjusted Loss2 of ($0.4) million, or ($0.00) per share2
•Adjusted EBITDA2 loss in the quarter was ($4.3) million versus ($19.7) million in the same quarter last year. As a percentage of revenue2, Adjusted EBITDA loss was (2.4)% versus (13.5)% for the same quarter last year. Adjusted EBITDA loss came in better than Lightspeed's previously-established outlook given strong gross margin performance and proactive measures to streamline operations.
•Notable customer wins include: Rosie O'Grady's, one of the busiest restaurants in New York's Times Square, which has selected Lightspeed Restaurant and Payments to power their steak and seafood restaurant; Apricot Lane, a leading California based women's fashion franchise, adopted Lightspeed Retail and Payments; La Mère Germaine, a Michelin star restaurant in Châteauneuf-du-Pape, France, adopted Lightspeed Restaurant and Payments to operate their acclaimed establishment; Eastern National, operator of 127 gift shops across America's national parks, has signed on for Lightspeed Retail; and Lightspeed signed a four-year contract renewal for Lightspeed B2B with renowned retailer Saks Fifth Avenue.
•As of March 31, 2023, $29.5 million of merchant cash advances were outstanding, up 86% from the previous quarter.
•After the quarter, Lightspeed launched its unified Payments and POS initiative. Moving forward, both new and existing customers will be asked to sign up for one unified solution, with Lightspeed Payments embedded directly into the POS. This initiative has already been launched amongst Lightspeed's North American retail customer base, and will expand to hospitality customers and globally to EMEA and Asia-Pacific through the course of the first two quarters of the current fiscal year. Overall, Lightspeed has seen the value that unified Payments and POS can add to customers' businesses by saving them time and money, eliminating the need to reconcile separate systems, improving accuracy, reducing manual
6 Excluding Customer Locations attributable to the Ecwid eCommerce standalone product.

tasks and providing them far better data insights into their business. This initiative is also expected to boost Lightspeed's growth and significantly improve its unit economics.
Financial Outlook7
The following outlook supersedes all prior statements made by the Company and is based on current expectations.
Our outlook reflects caution on the near term results given the economic climate and its impact on the Company's end markets (including changes in consumer spending impacting several of Lightspeed’s retail verticals). However, with the recent launch of unified Payments and POS, the Company expects that revenue growth will build as the year progresses as customers are onboarded to Lightspeed Payments and the Company begins to see the benefits of added volume processed through its embedded payments solutions. Lightspeed believes it is positioned to accelerate towards the Rule of 40 financial metric as the Company exits the fiscal year. As a result, the Company is also withdrawing its previously-issued target of 35-40% annual organic subscription and transaction-based revenue growth.
The Company expects to incur some incremental costs in the first part of the year as part of the program launch. These include hardware subsidies, technical support and contract buy-outs. These costs are estimated to amount to approximately $12 million in the aggregate for the fiscal year.
Factoring this into consideration, the Company's outlook for the full fiscal year and the first quarter is as follows:
Fiscal 2024
•Revenue of approximately $875 million - $900 million, with growth stronger in the second half of the year as unified payments rolls out.
•Break even or better Adjusted EBITDA2 inclusive of the costs incurred for the unified payments initiative.
First Quarter 2024
•Revenue of $195 million - $200 million.
•Adjusted EBITDA loss2 of approximately $10 million.
•This Adjusted EBITDA loss outlook includes costs associated with launching the unified POS and payments initiative, as well as approximately $4 million in costs associated with our annual sales summit.
Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the Company's financial results at 8:00 am ET on Thursday, May 18, 2023. To access the telephonic version of the conference call, visit https://conferencingportals.com/event/rPYvDbSx. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference. Alternatively, the webcast will be available live on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Among other things, Lightspeed will discuss quarterly results, financial outlook and trends in its customer base on the conference call and webcast, and related materials will be made available on the Company's website at https://investors.lightspeedhq.com. Investors should carefully review the factors, assumptions and uncertainties included in such related materials.
7 The financial outlook is fully qualified and based on a number of assumptions and subject to a number of risks described under the heading “Forward-Looking Statements” and "Financial Outlook Assumptions" of this press release.

An audio replay of the call will also be available to investors beginning at approximately 11:00 a.m. Eastern Time on May 18, 2023 until 11:59 p.m. Eastern Time on May 25, 2023, by dialing 800.770.2030 for the U.S. or Canada, or 647.362.9199 for international callers and providing conference ID 74316. In addition, an archived webcast will be available on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Lightspeed's audited consolidated financial statements, management's discussion and analysis and annual information form for the fiscal year ended March 31, 2023 are available on Lightspeed's website at https://investors.lightspeedhq.com and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders may, upon request, receive a hard copy of the complete audited financial statements free of charge.
Financial Outlook Assumptions
When calculating the Adjusted EBITDA included in our financial outlook for the first quarter and full year ended March 31, 2024, we considered IFRS measures including revenue, direct cost of revenue, and operating expenses. Our financial outlook is based on a number of assumptions, including assumptions related to inflation, changes in interest rates, consumer spending, foreign exchange rates and other macroeconomic conditions; that the jurisdictions in which Lightspeed has significant operations do not impose strict measures put in place in response to pandemics like the COVID-19 pandemic; requests for subscription pauses and churn rates owing to business failures remain in line with planned levels; our ability to grow our Customer Locations in line with our planned levels (particularly in higher GTV cohorts); revenue streams resulting from certain partner referrals remaining in line with our expectations (particularly in light of our decision to unify our POS and payments solutions, which payments solutions may, in some instances, be perceived by certain referral partners to be competing with their own solutions); customers adopting our payments solutions having an average GTV at or above that of our planned levels; accelerated uptake of our payments solutions as compared to prior rates and expectations in connection with our decision to sell our POS and payments solutions as one unified platform; gross margins reflecting this trend in revenue mix; our ability to price our payments solutions in line with our expectations and to achieve suitable margins; our ability to achieve success in the continued expansion of our payments solutions, including as part of our initiative to sell our POS and payments solutions as one unified platform; historical seasonal trends return to certain of our key verticals and impact our GTV and transaction-based revenues; continued success in module adoption expansion throughout our customer base; our ability to derive the benefits we expect from the acquisitions we have completed including expected synergies resulting from the prioritization of our flagship Lightspeed Retail and Lightspeed Restaurant offerings; market acceptance and adoption of our flagship offerings; our ability to attract and retain key personnel required to achieve our plans; our expectations regarding the costs, timing and impact of our cost reduction initiatives; our ability to manage customer churn; and our ability to manage customer discount and payment deferral requests. Our financial outlook does not give effect to the potential impact of acquisitions that may be announced or closed after the date hereof. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties related to: macroeconomic factors affecting small and medium-sized businesses, including inflation, changes in interest rates and consumer spending trends; instability in the banking sector; exchange rate fluctuations; any pandemic such as the COVID-19 pandemic or any resurgences of any variants or mutations of the COVID-19 virus in our core geographies and the resulting impact on SMBs; the Russian invasion of Ukraine and reactions thereto; our inability to attract and retain customers; our inability to increase customer sales; our inability to implement our growth strategy; our inability to continue the acceleration of the global rollout and adoption of our payments solutions, including our initiative to sell our POS and payments solutions as one unified platform; our reliance on a small number of cloud service suppliers and suppliers for parts of the technology in our payments solutions; our ability to maintain sufficient levels of hardware inventory; our inability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform; our ability to prevent and manage information security breaches or other cyber-security threats; our ability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant; our ability to obtain, maintain and protect our intellectual property; risks relating to international operations, sales and use of our platform in various countries; our liquidity and capital resources; litigation and regulatory compliance; changes in tax laws and their application; our ability to expand our sales, marketing and support capability and capacity; our ability to execute on our cost reduction initiatives; and maintaining our customer service levels and reputation. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.
About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.
Founded in Montreal, Canada, Lightspeed is dual listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the Company serves retail, hospitality and golf businesses in over 100 countries.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter
Non-IFRS Measures and Ratios
The information presented herein includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Loss", "Adjusted Cash Flows Used in Operating Activities", "Non-IFRS gross profit", "Non-IFRS general and administrative expenses", "Non-IFRS research and development expenses", "Non-IFRS sales and marketing expenses", "Revenue at constant currency", "Subscription revenue at constant currency", "Transaction-based revenue at constant currency", and "Subscription and transaction-based revenue at constant currency" and certain non-IFRS ratios such as "Adjusted EBITDA as a percentage of revenue", "Adjusted Loss per Share - Basic and Diluted", "Non-IFRS gross profit as a percentage of revenue", "Non-IFRS general and administrative expenses as a percentage of revenue", "Non-IFRS research and development expenses as a percentage of revenue", "Non-IFRS sales and marketing expenses as a percentage of revenue", "Revenue growth at constant currency", "Subscription revenue growth at constant currency", "Transaction-based revenue growth at constant currency", and "Subscription and transaction-based revenue growth at constant currency". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and thus may highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation. During the fiscal year ended March 31, 2023, the Company introduced the new non-IFRS measures: "Revenue at constant currency", "Subscription revenue at constant currency", "Transaction-based revenue at constant currency", and "Subscription and transaction-based revenue at constant currency", and the new non-IFRS ratios: "Revenue growth at constant currency", "Subscription revenue growth at constant currency", "Transaction-based revenue growth at constant currency", and "Subscription and transaction-based revenue growth at constant currency".
"Adjusted EBITDA" is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.
"Adjusted EBITDA as a percentage of revenue" is calculated by dividing our Adjusted EBITDA by our total revenue. We believe that Adjusted EBITDA as a percentage of revenue provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.
"Adjusted Loss" is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income taxes and goodwill impairment. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods.
"Adjusted Loss per Share - Basic and Diluted" is defined as Adjusted Loss divided by the weighted average number of common shares (basic and diluted). We use Adjusted Loss per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance of our business on a per share (basic and diluted) basis.
"Adjusted Cash Flows Used in Operating Activities" is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on share-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction-related costs, the payment of restructuring costs, the payment of amounts related to litigation provisions net of amounts received as insurance and indemnification proceeds and the payment of amounts related to capitalized internal development costs. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors on our business performance in regard to the Company's ability to generate cash flows.
"Non-IFRS gross profit" is defined as gross profit as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS gross profit as a percentage of revenue" is calculated by dividing our Non-IFRS gross profit by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS general and administrative expenses" is defined as general and administrative expenses as adjusted for share-based compensation and related payroll taxes, transaction-related costs and litigation provisions. We use this measure as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.

"Non-IFRS general and administrative expenses as a percentage of revenue" is calculated by dividing our Non-IFRS general and administrative expenses by our total revenue. We use this ratio as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses" is defined as research and development expenses as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses as a percentage of revenue" is calculated by dividing our Non-IFRS research and development expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS sales and marketing expenses" is defined as sales and marketing expenses as adjusted for share-based compensation and related payroll taxes and transaction-related costs. We use this measure as we believe excluding share-based compensation and related payroll taxes and transaction-related costs provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS sales and marketing expenses as a percentage of revenue" is calculated by dividing our Non-IFRS sales and marketing expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes and transaction-related costs provides a helpful supplemental indicator to investors on our operating expenditures.
"Revenue at constant currency" means revenue adjusted for the impact of foreign currency exchange fluctuations. Current revenue in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period. We believe this measure provides a helpful supplemental indicator on comparable revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
"Revenue growth at constant currency" means the year-over-year change in revenue at constant currency divided by reported revenue in the prior period. We believe this ratio provides a helpful supplemental indicator on comparable revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
"Subscription revenue at constant currency" means subscription revenue adjusted for the impact of foreign currency exchange fluctuations. Current subscription revenue in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period. We believe this measure provides a helpful supplemental indicator on comparable subscription revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
"Subscription revenue growth at constant currency" means the year-over-year change in subscription revenue at constant currency divided by reported revenue in the prior period. We believe this ratio provides a helpful supplemental indicator on comparable subscription revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
"Transaction-based revenue at constant currency" means transaction-based revenue adjusted for the impact of foreign currency exchange fluctuations. Current transaction-based revenue in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period. We believe this measure provides a helpful supplemental indicator on comparable transaction-based revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
"Transaction-based revenue growth at constant currency" means the year-over-year change in transaction-based revenue at constant currency divided by reported revenue in the prior period. We believe this ratio provides a helpful supplemental indicator on comparable subscription revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
"Subscription and transaction-based revenue at constant currency" means subscription and transaction-based revenue adjusted for the impact of foreign currency exchange fluctuations. Current subscription and transaction-based revenue in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period. We believe this measure provides a helpful supplemental indicator on comparable subscription and transaction-based revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
"Subscription and transaction-based revenue growth at constant currency" means the year-over-year change in subscription and transaction-based revenue at constant currency divided by reported revenue in the prior period. We believe this ratio provides a helpful supplemental indicator on comparable subscription and transaction-based revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
See the financial tables below for a reconciliation of the non-IFRS financial measures and ratios.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.
Customer Locations. "Customer Location" means a billing merchant location for which the term of services have not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the terms of services have not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year served by our platform is an indicator of our success in terms of market penetration and growth of our business. A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location was actively processing in the last twelve months.
Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Gross Transaction Volume at constant currency. "Gross Transaction Volume at constant currency" or "GTV at constant currency" means GTV adjusted for the impact of foreign currency exchange fluctuations. Current GTV for currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period. We use this measure as we believe GTV at constant currency provides a helpful supplemental indicator of the success of our customers and strength of our platform, without the effect of changes in foreign currency exchange rates year-over-year.
Net Retention Rate. "Net Retention Rate" or "NRR". We use this measure as we believe that our ability to retain and expand the revenues generated from our existing customers is an indicator of the long-term value of our customer relationships. We track our performance in this area by measuring our NRR, which is calculated by firstly identifying a cohort of customers, or the "Base Customers", in a particular month, or the "Base Month". Billings include billings of subscriptions fees and billings of fees from our payments solutions in respect of which we act as the principal in the arrangement with the customer. We then divide the Billings for the Base Customers in the same month of the subsequent year, or the "Comparison Month", by the Billings in the Base Month to derive a monthly NRR. This by definition, does not include any customers added to our platform between the Base Month and the Comparison Month. We measure the annual NRR by taking a weighted average of the monthly NRR over the trailing twelve months. NRR excludes customers attributable to the Ecwid eCommerce standalone product. In previous fiscal years, we have disclosed a net dollar retention rate which was calculated as of the end of each month by considering the cohort of customers on our commerce platforms as of the beginning of the month and dividing our subscription and transaction-based revenues attributable to this cohort in the then-current month by total subscription and transaction-based revenue attributable to this cohort in the immediately preceding month. Net Retention Rate is a different measure than net dollar retention rate. We believe that Net Retention Rate more clearly demonstrates whether we are successful in retaining and expanding revenue generated from our existing customers than net dollar retention rate because the longer intervening period between the months compared in calculating Net Retention Rate is more statistically significant and controls for factors such as seasonality.

Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook (including revenue and Adjusted EBITDA), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding: our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as increasing inflationary pressures, interest rates, instability in the banking sector and global economic uncertainty; our expectations regarding the costs, timing and impact of our cost reduction initiatives; events such as the ongoing COVID-19 pandemic and the Russian Invasion of Ukraine; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our revenue and the revenue generation potential of our payment-related and other solutions, the impact of our decision to sell our POS and payments solutions as one unified platform, our gross margins and future profitability, acquisition outcomes and synergies, the impact of legal proceedings, the impact of foreign currency fluctuations on our results of operations, our business plans and strategies and our competitive position in our industry, is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “suggests”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of such forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. You should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Contacts:
Asha Bakshani
Chief Financial Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.

Condensed Consolidated Statements of Loss and Comprehensive Loss (expressed in thousands of US dollars, except number of shares and per share amounts)

	Three months ended March 31,		Fiscal year ended March 31,
	2023	2022	2023	2022
	$	$	$	$
Revenues
Subscription	76,215	70,542	298,763	248,430
Transaction-based	99,568	66,729	399,552	264,044
Hardware and other	8,445	9,287	32,191	35,898

Total revenues	184,228	146,558	730,506	548,372

Direct cost of revenues
Subscription	19,036	20,657	80,064	72,192
Transaction-based	66,539	43,822	271,035	159,432
Hardware and other	11,692	12,426	47,446	45,575

Total cost of revenues	97,267	76,905	398,545	277,199

Gross profit	86,961	69,653	331,961	271,173

Operating expenses
General and administrative	22,139	28,240	105,939	95,253
Research and development	30,805	36,837	140,442	121,150
Sales and marketing	56,884	67,388	250,371	216,659
Depreciation of property and equipment	1,735	1,789	5,471	4,993
Depreciation of right-of-use assets	2,025	2,032	8,244	7,743
Foreign exchange loss (gain)	297	29	(199)	611
Acquisition-related compensation	5,746	20,433	41,792	50,491
Amortization of intangible assets	24,620	26,151	101,546	91,812
Restructuring	25,549	606	28,683	803
Goodwill impairment	—	—	748,712	—

Total operating expenses	169,800	183,505	1,431,001	589,515

Operating loss	(82,839)	(113,852)	(1,099,040)	(318,342)

Net interest income	9,654	1,014	24,812	2,988

Loss before income taxes	(73,185)	(112,838)	(1,074,228)	(315,354)

Income tax expense (recovery)
Current	1,651	282	2,469	1,103
Deferred	(368)	1,397	(6,688)	(28,024)

Total income tax expense (recovery)	1,283	1,679	(4,219)	(26,921)

Net loss	(74,468)	(114,517)	(1,070,009)	(288,433)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations	739	(685)	(5,586)	(7,061)
Change in net unrealized gain (loss) on cash flow hedging instruments	1,223	553	(148)	23

Total other comprehensive income (loss)	1,962	(132)	(5,734)	(7,038)

Total comprehensive loss	(72,506)	(114,649)	(1,075,743)	(295,471)

Net loss per share – basic and diluted	(0.49)	(0.77)	(7.11)	(2.04)

Weighted average number of Common Shares – basic and diluted	151,774,467	148,473,309	150,404,130	141,580,917

Condensed Consolidated Balance Sheets (expressed in thousands of US dollars)

	As at
	March 31, 2023	March 31, 2022
Assets	$	$

Current assets
Cash and cash equivalents	800,154	953,654
Trade and other receivables	84,334	45,766
Inventories	12,839	7,540
Other current assets	37,005	35,535

Total current assets	934,332	1,042,495

Lease right-of-use assets, net	20,973	25,539
Property and equipment, net	19,491	16,456
Intangible assets, net	311,450	409,568
Goodwill	1,350,645	2,104,368
Other long-term assets	31,540	21,400
Deferred tax assets	301	154

Total assets	2,668,732	3,619,980

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	68,827	78,307
Lease liabilities	6,617	7,633
Income taxes payable	6,919	6,718
Deferred revenue	68,094	65,194

Total current liabilities	150,457	157,852

Deferred revenue	1,226	2,121
Lease liabilities	18,574	23,037
Long-term debt	—	29,841
Other long-term liabilities	1,026	1,007
Deferred tax liabilities	—	6,833

Total liabilities	171,283	220,691

Shareholders’ equity
Share capital	4,298,683	4,199,025
Additional paid-in capital	198,022	123,777
Accumulated other comprehensive income (loss)	(3,057)	2,677
Accumulated deficit	(1,996,199)	(926,190)

Total shareholders’ equity	2,497,449	3,399,289

Total liabilities and shareholders’ equity	2,668,732	3,619,980

Condensed Consolidated Statements of Cash Flows (expressed in thousands of US dollars)

	Fiscal year ended March 31,
	2023	2022
Cash flows from (used in) operating activities	$	$
Net loss	(1,070,009)	(288,433)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	40,219	45,042
Amortization of intangible assets	101,546	91,812
Depreciation of property and equipment and lease right-of-use assets	13,715	12,736
Deferred income taxes	(6,688)	(28,024)
Share-based compensation expense	129,167	108,916
Unrealized foreign exchange loss	100	5
Goodwill impairment	748,712	—
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(35,159)	(5,384)
Inventories	(5,299)	(5,967)
Other assets	(9,986)	(25,008)
Accounts payable and accrued liabilities	(9,015)	6,842
Income taxes payable	201	1,077
Deferred revenue	2,005	4,552
Other long-term liabilities	19	(2,396)
Net interest income	(24,812)	(2,988)

Total operating activities	(125,284)	(87,218)

Cash flows from (used in) investing activities
Additions to property and equipment	(9,227)	(10,653)
Additions to intangible assets	(3,894)	—
Acquisition of businesses, net of cash acquired	—	(559,429)
Purchase of investments	(1,519)	—
Movement in restricted term deposits	—	344
Interest income	23,457	5,807

Total investing activities	8,817	(563,931)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	4,710	17,494
Proceeds from issuance of share capital	—	823,515
Share issuance costs	(193)	(34,190)
Repayment of long-term debt	(30,000)	—
Payment of lease liabilities net of incentives and movement in restricted lease deposits	(8,870)	(6,952)
Financing costs	(1,058)	(1,810)

Total financing activities	(35,411)	798,057

Effect of foreign exchange rate changes on cash and cash equivalents	(1,622)	(404)

Net increase (decrease) in cash and cash equivalents during the year	(153,500)	146,504

Cash and cash equivalents – Beginning of year	953,654	807,150

Cash and cash equivalents – End of year	800,154	953,654

Bank interest paid	375	937
Income taxes paid	1,154	748

Reconciliation from IFRS to Non-IFRS Results Adjusted EBITDA (expressed in thousands of US dollars, except percentages)

	Three months ended March 31,		Fiscal year ended March 31,

	2023	2022	2023	2022
	$	$	$	$

Net loss	(74,468)	(114,517)	(1,070,009)	(288,433)
Net loss as a percentage of revenue	(40.4)%	(78.1)%	(146.5)%	(52.6)%
Share-based compensation and related payroll taxes(1)	15,967	41,625	123,667	109,066
Depreciation and amortization(2)	28,380	29,972	115,261	104,548
Foreign exchange loss (gain)(3)	297	29	(199)	611
Net interest income(2)	(9,654)	(1,014)	(24,812)	(2,988)
Acquisition-related compensation(4)	5,746	20,433	41,792	50,491
Transaction-related costs(5)	2,323	872	5,834	9,653
Restructuring(6)	25,549	606	28,683	803
Goodwill impairment(7)	—	—	748,712	—
Litigation provisions(8)	229	576	1,409	1,655
Income tax expense (recovery)	1,283	1,679	(4,219)	(26,921)

Adjusted EBITDA	(4,348)	(19,739)	(33,881)	(41,515)

Adjusted EBITDA as a percentage of revenue	(2.4)%	(13.5)%	(4.6)%	(7.6)%
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2023, excluding $5,637 of share-based compensation expense acceleration that was classified as restructuring, share-based compensation expense was $15,685 and $123,530, respectively (March 2022 - expense of $41,934 and $108,916), and related payroll taxes were an expense of $282 and $137, respectively (March 2022 - recovery of $309 and an expense of $150). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense.
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended March 31, 2023, net loss includes depreciation of $2,025 related to right-of-use assets, interest expense of $278 on lease liabilities, and excludes an amount of $2,322 relating to rent expense ($2,032, $288, and $2,111, respectively, for the three months ended March 31, 2022). For Fiscal 2023, net loss includes depreciation of $8,244 related to right-of-use assets, interest expense of $1,075 on lease liabilities, and excludes an amount of $8,712 relating to rent expense ($7,743, $1,204, and $8,133, respectively, for Fiscal 2022).
(3)These non-cash gains and losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(6)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During the three months ended March 31, 2023, we announced a reorganization to streamline the Company's operating model while continuing to focus on disciplined growth. The expenses associated with this reorganization were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details).
(7)This amount represents a non-cash goodwill impairment charge (see note 16 of the audited annual consolidated financial statements for additional details).
(8)These amounts represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These amounts are included in general and administrative expenses.

Reconciliation from IFRS to Non-IFRS Results (continued)
Adjusted Loss and Adjusted Loss per Share - Basic and Diluted
(expressed in thousands of US dollars, except number of shares and per share amounts)

	Three months ended March 31,		Fiscal year ended March 31,

	2023	2022	2023	2022
	$	$	$	$

Net loss	(74,468)	(114,517)	(1,070,009)	(288,433)
Share-based compensation and related payroll taxes(1)	15,967	41,625	123,667	109,066
Amortization of intangible assets	24,620	26,151	101,546	91,812
Acquisition-related compensation(2)	5,746	20,433	41,792	50,491
Transaction-related costs(3)	2,323	872	5,834	9,653
Restructuring(4)	25,549	606	28,683	803
Goodwill impairment(5)	—	—	748,712	—
Litigation provisions(6)	229	576	1,409	1,655
Deferred income tax expense (recovery)	(368)	1,397	(6,688)	(28,024)

Adjusted Loss	(402)	(22,857)	(25,054)	(52,977)

Weighted average number of Common Shares – basic and diluted(7)	151,774,467	148,473,309	150,404,130	141,580,917

Net loss per share – basic and diluted	(0.49)	(0.77)	(7.11)	(2.04)
Adjusted Loss per Share – Basic and Diluted	(0.00)	(0.15)	(0.17)	(0.37)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2023, excluding $5,637 of share-based compensation expense acceleration that was classified as restructuring, share-based compensation expense was $15,685 and $123,530, respectively (March 2022 - expense of $41,934 and $108,916), and related payroll taxes were an expense of $282 and $137, respectively (March 2022 - recovery of $309 and an expense of $150). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense.
(2)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(4)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During the three months ended March 31, 2023, we announced a reorganization to streamline the Company's operating model while continuing to focus on disciplined growth. The expenses associated with this reorganization were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details).
(5)This amount represents a non-cash goodwill impairment charge (see note 16 of the audited annual consolidated financial statements for additional details).
(6)These amounts represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These amounts are included in general and administrative expenses.
(7)In periods where we reported an Adjusted Loss, as a result of the Adjusted Losses incurred, all potentially-dilutive securities have been excluded from the calculation of Adjusted Loss per Share - Diluted because including them would be anti-dilutive. Adjusted Loss per Share - Diluted is the same as Adjusted Loss per Share - Basic in these periods where we incurred an Adjusted Loss.

Reconciliation from IFRS to Non-IFRS Results (continued) Adjusted Cash Flows Used in Operating Activities (expressed in thousands of US dollars)

	Three months ended March 31,		Fiscal year ended March 31,

	2023	2022	2023	2022
	$	$	$	$

Cash flows used in operating activities	(41,587)	(11,342)	(125,284)	(87,218)
Payroll taxes related to share-based compensation(1)	820	156	1,705	4,953
Acquisition-related compensation (2)	2,547	746	8,590	7,839
Transaction-related costs(3)	(2,621)	431	1,888	12,208
Restructuring(4)	15,230	501	17,722	1,590
Litigation provisions (5)	209	(366)	3,306	(654)
Capitalized internal development costs(6)	(1,519)	—	(3,894)	—

Adjusted Cash Flows Used in Operating Activities	(26,921)	(9,874)	(95,967)	(61,282)
(1)These amounts represent the cash inflow and outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These amounts represent the cash outflows, and inflows due to timing differences, related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These amounts also include adjustments related to the settlement of transaction-related costs of the targets that were outside the regular course of business for our acquisitions and which were assumed as liabilities on the relevant acquisition dates.
(4)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During the three months ended March 31, 2023, we announced a reorganization to streamline the Company's operating model while continuing to focus on disciplined growth. The expenses associated with this reorganization were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details).
(5)These amounts represent the cash inflow and outflow in respect of provisions taken, and other costs such as legal fees incurred, in respect of certain litigation matters, net of amounts received as insurance and indemnification proceeds. These cash inflows and outflows do not include cash inflows and outflows in respect of litigation matters of a nature that we consider normal to our business.
(6)These amounts represent the cash outflows associated with capitalized internal development costs. These amounts are included within the cash flows used in investing activities section of the audited annual consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows used in operating activities. There were no capitalized internal development costs in the fiscal year ended March 31, 2022.

Reconciliation from IFRS to Non-IFRS Results (continued) (In thousands of US dollars, except percentages)

	Three months ended March 31,		Fiscal year ended March 31,
	2023	2022	2023	2022
	$	$	$	$
Gross profit	86,961	69,653	331,961	271,173
% of revenue	47.2%	47.5%	45.4%	49.5%
add: Share-based compensation and related payroll taxes(3)	835	2,149	6,945	6,345

Non-IFRS gross profit(1)	87,796	71,802	338,906	277,518
Non-IFRS gross profit as a percentage of revenue(2)	47.7%	49.0%	46.4%	50.6%

General and administrative expenses	22,139	28,240	105,939	95,253
% of revenue	12.0%	19.3%	14.5%	17.4%
less: Share-based compensation and related payroll taxes(3)	3,533	10,736	33,963	26,377
less: Transaction-related costs(4)	2,323	559	5,103	8,436
less: Litigation provisions(5)	229	576	1,409	1,655

Non-IFRS general and administrative expenses(1)	16,054	16,369	65,464	58,785
Non-IFRS general and administrative expenses as a percentage of revenue(2)	8.7%	11.2%	9.0%	10.7%

Research and development expenses	30,805	36,837	140,442	121,150
% of revenue	16.7%	25.1%	19.2%	22.1%
less: Share-based compensation and related payroll taxes(3)	4,491	10,319	35,504	29,705

Non-IFRS research and development expenses(1)	26,314	26,518	104,938	91,445
Non-IFRS research and development expenses as a percentage of revenue(2)	14.3%	18.1%	14.4%	16.7%

Sales and marketing expenses	56,884	67,388	250,371	216,659
% of revenue	30.9%	46.0%	34.3%	39.5%
less: Share-based compensation and related payroll taxes(3)	7,108	18,421	47,255	46,639
less: Transaction-related costs(4)	—	313	731	1,217

Non-IFRS sales and marketing expenses(1)	49,776	48,654	202,385	168,803
Non-IFRS sales and marketing expenses as a percentage of revenue(2)	27.0%	33.2%	27.7%	30.8%
(1)This is a Non-IFRS measure. See “Non-IFRS Measures and Ratios”.
(2)This is a Non-IFRS ratio. See “Non-IFRS Measures and Ratios”.
(3)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2023, excluding $5,637 of share-based compensation expense acceleration that was classified as restructuring, share-based compensation expense was $15,685 and $123,530, respectively (March 2022 - expense of $41,934 and $108,916), and related payroll taxes were an expense of $282 and $137, respectively (March 2022 - recovery of $309 and an expense of $150). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense.
(4)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(5)These amounts represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These amounts are included in general and administrative expenses.

Reconciliation from IFRS to Non-IFRS Results (continued) Revenue and revenue growth rate at constant currency (expressed in thousands of US dollars, except percentages)

	Three months ended March 31, 2023	Fiscal year ended March 31, 2023

	$	$
Subscription revenue as reported	76,215	298,763
Subscription revenue growth rate	8%	20%
Foreign currency exchange impact on subscription revenue(1)	1,917	9,335

Subscription revenue at constant currency	78,132	308,098
Subscription revenue growth rate at constant currency	11%	24%

Transaction-based revenue as reported	99,568	399,552
Transaction revenue growth rate	49%	51%
Foreign currency exchange impact on transaction-based revenue(1)	402	1,896

Transaction-based revenue at constant currency	99,970	401,448
Transaction-based revenue growth rate at constant currency	50%	52%

Subscription and transaction-based revenue as reported	175,783	698,315
Subscription and transaction-based revenue growth rate	28%	36%
Foreign currency exchange impact on subscription and transaction-based revenue(1)	2,319	11,231

Subscription and transaction-based revenue at constant currency	178,102	709,546
Subscription and transaction-based revenue growth rate at constant currency	30%	38%

Total revenue as reported	184,228	730,506
Total revenue growth rate	26%	33%
Foreign currency exchange impact on total revenue(1)	2,573	12,846

Total revenue at constant currency	186,801	743,352
Total revenue growth rate at constant currency	27%	36%

	Three months ended March 31, 2022	Fiscal year ended March 31, 2022
	$	$
Subscription revenue as reported	70,542	248,430
Transaction-based revenue as reported	66,729	264,044
Subscription and transaction-based revenue as reported	137,271	512,474
Total revenue as reported	146,558	548,372
(1)Current revenue in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period. We believe this measure provides a helpful supplemental indicator on comparable revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.